FILED PURSUANT TO RULE 424(b)(1)

REGISTRATION FILE NO. 333-88102

PROSPECTUS

AIRBORNE, INC.

$150,000,000 Principal Amount of

5.75% Convertible Senior Notes Due April 1, 2007

and

Shares of Common Stock Issuable Upon Conversion of the Notes

We issued these notes in a private placement in March 2002. This prospectus will be used by selling security holders to resell their notes and the common stock issuable upon conversion of their notes at market prices prevailing at the time of sale, fixed or varying prices determined at the time of sale, or at negotiated prices. The selling security holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts or commissions. We will not receive any proceeds from this offering.

The notes will mature on April 1, 2007. You may convert the notes into shares of Airborne’s common stock at any time before their maturity unless Airborne has previously redeemed or repurchased them. The conversion rate is 42.7599 shares per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of approximately $23.39 per share. On March 12, 2003 the last reported sale price for the common stock of Airborne on the New York Stock Exchange was $13.20 per share. The common stock is listed under the symbol “ABF”.

Airborne will pay interest on the notes on April 1 and October 1 of each year. The notes are senior, unsecured obligations of Airborne, Inc. and rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. The notes are unconditionally guaranteed by our wholly owned direct and indirect domestic operating subsidiaries, Airborne Express, Inc., ABX Air, Inc., Sky Courier, Inc., Wilmington Air Park, Inc., Airborne FTZ, Inc., Aviation Fuel, Inc. and Sound Suppression, Inc. The notes are issued only in book-entry form in denominations of $1,000 and integral multiples of $1,000.

On or after April 1, 2005 Airborne has the option to redeem all or a portion of the notes that have not been previously converted at the redemption prices set forth in this prospectus. You have the option, subject to certain conditions, to require Airborne to repurchase any notes held by you in the event of a “change in control”, as described in this prospectus, at a price equal to 100% of the principal amount of the notes plus accrued interest to the date of repurchase. The repurchase price is payable in cash or, at Airborne’s option, and subject to certain conditions, in shares of common stock.

We have not applied for listing of the notes on any securities exchange or for quotation through any automated quotation system. The notes are eligible for trading on The PortalSM Market of the National Association of Securities Dealers, Inc.

Investing in the securities offered hereby involves risks that are described in the “Risk Factors” section beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated March 25, 2003.

You should rely only on the information contained in or incorporated by reference in this prospectus. Airborne has not authorized anyone to provide you with different information. You should not assume that the information in this document is accurate as of any date other than that on the front page of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements contained in this prospectus other than statements of historical fact are “forward-looking statements” for purposes of these provisions, including any statements of the plans and objectives for future operations and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as “may”, “will”, “expects”, “plans”, “anticipates”, “estimates”, “potential” or “continue”, or the negative thereof or other comparable terminology. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that our assumptions made in connection with the forward-looking statements are reasonable, we cannot assure investors that our assumptions and expectations will prove to have been correct. Actual results could differ materially from our forward-looking statements. Important factors that could cause our actual results to differ from our expectations are disclosed under “Risk Factors” and elsewhere in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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SUMMARY

The following summary highlights some information from this prospectus and is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus. Prospective investors should consider carefully the information set forth beginning on page 4 of this prospectus under the heading “Risk Factors”. Unless the context otherwise requires, the terms “we”, “us”, “our” and “Airborne” refer to Airborne, Inc., a Delaware corporation.

Airborne, Inc.

We are a leading provider of time definite small package delivery, freight forwarding and logistics services. Our strategy is to provide business customers with competitively priced time definite delivery services by maintaining a low cost structure while remaining flexible and responsive to customer needs. Using our trade name “Airborne Express”, we provide door-to-door express and deferred delivery of packages and documents throughout the United States and to and from most foreign countries. We also act as an international and domestic freight forwarder for shipments of any size. Our services include Overnight Express, which provides before noon delivery on the next business day to most metropolitan cities in the United States, Next Afternoon Service and Second Day Service, lower-priced alternatives to our Overnight Express service, airborne@home, which serves the residential delivery needs of e-commerce and catalog businesses, Ground Delivery Service, a door-to-door, one to six-day ground transit service, and International Services, which includes international express door-to-door delivery and a variety of freight services.

We had total revenues of $3.34 billion and net earnings of $14.8 million in 2002. Our total shipment volume was 356.1 million in 2002. We rank third in shipment volume behind Federal Express Corporation, or FedEx, and United Parcel Service, Inc., or UPS, in the domestic air express business.

On March 25, 2002, we consummated the sale to the initial purchasers of $150,000,000 aggregate principal amount of the notes described in this prospectus. The net proceeds to us from that sale were approximately $144.7 million, after deducting commissions and offering expenses. A portion of these proceeds was used in December 2002 to pay off at maturity Airborne Express, Inc.’s $100.0 million of 8.875% Notes due December 15, 2002.

Our principal executive offices are located at 3101 Western Avenue, Seattle, Washington 98111. Our telephone number is 206-285-4600. Our web site is at www.airborne.com.

The Offering

Securities offered	$150,000,000 aggregate principal amount of 5.75% Convertible Senior Notes due April 1, 2007, and the shares of common stock issuable upon conversion of the notes.

Interest	5.75% per annum. We will pay interest on the notes semi-annually on April 1 and October 1 of each year.

Conversion

You may convert the notes into shares of our common stock at a conversion rate of 42.7599 shares of common stock per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of approximately $23.39 per share. The conversion rate is subject to adjustment in certain events. The notes will be convertible at any time before the close of business on April 1, 2007, unless we have previously redeemed or repurchased the notes. Holders of notes called for redemption or submitted for repurchase will be entitled to convert the notes up to the close of business on the business day immediately preceding the date fixed for redemption or repurchase, as the case may be.

Ranking

The notes are senior, unsecured obligations of Airborne, Inc. and rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. The indenture under which the notes were issued does not restrict the incurrence of senior or other indebtedness or other liabilities by us or any of our subsidiaries.

Guarantees

The notes are unconditionally guaranteed by our wholly owned direct and indirect domestic operating subsidiaries, Airborne Express, Inc., ABX Air, Inc., Sky Courier, Inc., Wilmington Air Park, Inc., Airborne FTZ, Inc., Aviation Fuel, Inc. and Sound Suppression, Inc., which we refer to as the “guarantor subsidiaries”.

Global note: Book-entry system

The notes are issued only in fully registered form without interest coupons and in minimum denominations of $1,000. The notes are evidenced by a global note deposited with the trustee for the notes, as custodian for The Depository Trust Company, or DTC. Beneficial interests in the global note will be shown on, and transfers of those beneficial interests can only be made through, records maintained by DTC and its participants.

Optional redemption by Airborne	We may redeem the notes, at our option, in whole or in part, on or after April 1, 2005, at the redemption prices set forth in this prospectus plus accrued and unpaid interest to the redemption date.

Repurchase at option of holders upon a change in control

If a “change in control”, as defined in the indenture under which the notes were issued, occurs, you will have the right, subject to certain conditions and restrictions, to require us to repurchase your notes, in whole or in part, at 100% of their principal amount, plus accrued but unpaid interest to, but excluding, the repurchase date. The repurchase price is payable in cash or, at our option, and subject to certain conditions, in shares of common stock.

Use of proceeds	We will not receive any of the proceeds from the sale by any selling security holder of the notes or the common stock issuable upon conversion of the notes.

Risk factors	You should read the “Risk Factors” section, beginning on page 4 of this prospectus, so that you understand the risks associated with an investment in the notes.

Ratio of earnings to fixed charges	See “Ratio of Earnings to Fixed Charges” on page 10 of this prospectus.

RISK FACTORS

In addition to the other information contained in this prospectus, you should carefully consider the following risk factors in evaluating an investment in our notes or our common stock. The trading price of our notes or our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Airborne

The current economic climate may adversely affect our business and results of operations.

Businesses are the primary customers for our various services, and our success is therefore highly dependent on the level of business activity and overall economic conditions in the markets in which we operate. The United States economy rebounded very modestly in 2002 from the earlier recession, but it continues to be characterized by sluggish output growth, tightly limited capital expenditures and substantial uncertainty among businesses about the outlook. Many foreign economies are experiencing similar conditions. Although our business improved in 2002, we are cautious about the prospects for sustained economic growth. Accordingly, there can be no assurance that our business and results of operations will not be adversely affected by the current economic climate.

Intensified geopolitical risks and the resulting government responses may harm our business, reduce our revenues and increase our costs.

The world is experiencing a very high level of geopolitical uncertainty due to the threat of war in Iraq, the continued war on terrorism, erosion of relations between the United States and certain of its allies, continued conflict in the Middle East, turmoil in Venezuela and elsewhere, and many other factors. The terrorist acts of September 11, 2001 adversely impacted our business due to the FAA’s temporary grounding of all U.S. air traffic, increased security and other costs and reduced capacity utilization. Further terrorist attacks involving aircraft, or the threat of such attacks, could result in another grounding of our fleet, and would likely result in additional reductions in capacity utilization, along with increased security and other costs. In addition, terrorist attacks not involving aircraft, or the general increase in hostilities as a result of the onset of a war in Iraq or reprisals against terrorist organizations or otherwise, could adversely affect our business.

The intensification of geopolitical risks diminishes the visibility of the prospects of our business. To the extent these risks do not diminish, our business and results of operations may be adversely affected by a number of factors, including:

•	the magnitude and duration of the adverse impact of these risks on the economy in general and business activity in particular;

•	the higher costs associated with potential new airline security directives and any other increased regulation of air carriers;

•	the higher costs of insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking and other similar perils, and the extent to which such insurance will continue to be available;

•	our ability to raise additional financing;

•	the price and availability of jet and motor fuel, and the availability to us of fuel hedges in light of current industry conditions;

•	any resulting declines in the values of the aircraft in our fleet; and

•	the extent of the benefits received by us under the Air Transportation Safety and System Stabilization Act.

If we are unable to compete successfully, our business will be materially harmed.

The market for our services has been and is expected to remain highly competitive. FedEx is our dominant competitor in the domestic air express business, followed by UPS. We rank third in shipment volume behind these two companies in the domestic air express business. Other domestic air express competitors include the U.S. Postal Service’s Express and Priority Mail Services and several other transportation companies offering next morning or next-plane-out delivery service. We also compete with companies offering domestic ground transportation services, including UPS and FedEx, and with facsimile and other forms of electronic transmission. In the international markets, in addition to FedEx and UPS, we compete with DHL Worldwide Express, TNT Express, air freight forwarders and carriers and most commercial airlines. We have significantly less capital and other resources than our two primary competitors. If we are unable to compete successfully with these competitors, our business and results of operations will be adversely affected.

We are dependent on growth of our Ground Delivery Service (GDS) and airborne@home product to offset potential declines in our core express products.

Shipment volumes of our higher-margin express products declined in 2002, and we expect shipment volumes for these products to be flat or lower in 2003. Our revenue growth and profitability depend in part on our ability to increase shipment volumes and improve yields on our GDS and airborne@home products (our arrangement with the U.S. Postal Service regarding the airborne@home product is terminable at will). If we do not achieve these objectives, our business and results of operations will suffer.

Strikes, work stoppages and slowdowns by our employees can negatively affect our results of operations.

Our business depends to a significant degree on our ability to avoid strikes and other work stoppages and slowdowns by our employees. The International Brotherhood of Teamsters and other unions represent about 7,400, including our 745 pilots, or about 49%, of our full-time employees, and 2,800, or about 38%, of our part-time and casual employees. Collective bargaining agreements covering most of our union ground personnel were renegotiated in 1998 or 1999 and expire in either 2003 or 2004.

Our pilots are covered by a contract that became amendable on July 31, 2001. This contract is governed by the Railway Labor Act, which provides that an amendable contract continues in effect upon the expiration of its stated term while the parties negotiate a new contract. We are in the mediation phase of negotiations with the International Brotherhood of Teamsters. Because the terms of new labor agreements will be determined by collective bargaining, we cannot predict the outcome of the remaining negotiations at this time or the effect of the terms of a new contract on our business or results of operations. If we are unable to successfully renegotiate a new labor agreement, our pilots may strike or institute a work stoppage or slowdown. Any prolonged strike or work stoppage or slowdown by our pilots or other employees would have a material adverse effect on our business, results of operations and financial condition.

If we are unable to generate sufficient cash flows from our operations, our liquidity will suffer, and we may be unable to satisfy our obligations.

We require significant capital to fund our business. As of December 31, 2002, we had approximately:

•	$327.6 million of long-term debt;

•	$334.8 million of operating lease commitments;

•	$147.9 million of unconditional obligations for committed aircraft and aircraft related acquisitions;

•	$52.9 million of capital lease obligations; and

•	$118.2 million of commercial commitments, including standby letters of credit and surety bonds.

Approximately $260.7 million of the above obligations are due in 2003. In addition, we are required to fund between approximately $60.0 and $70.0 million of our pension plan liabilities in 2003 and anticipate our capital expenditures to be approximately $150.0 million in 2003, which includes unconditional purchase obligations of approximately $66.5 million for committed aircraft and aircraft related acquisitions. While we believe we have the ability to sufficiently fund our planned operations and capital expenditures for 2003, circumstances could arise that would materially affect our liquidity. For example, cash flows from our operations could be affected by deterioration in shipment volumes caused by another slowdown in the economy, by our inability to successfully implement sales growth initiatives in a cost effective manner, or by war or further terrorist attacks. Our operating results could also be negatively impacted by prolonged labor disputes, adverse weather conditions or changes in our cost structure such as from a significant increase in fuel prices. If available cash on hand and cash flows from our operations are not sufficient to fund our obligations, it may be necessary for us to secure alternative financing. We may be unsuccessful in securing alternative financing when needed, on terms that we consider acceptable, or at all.

Our level of earnings depends on our ability to match our fixed costs, including aircraft, vehicles and sort capacity, with customer shipment volumes.

We are subject to a high degree of operating leverage. The revenues that we generate from a particular delivery route, flight or truck linehaul vary directly with the amount of shipments that we carry on that segment. However, since fixed costs comprise a high proportion of the operating costs of each segment, the expenses of each segment do not vary proportionately with the amount of shipments that we carried. Accordingly, a decrease in our revenues could result in a disproportionately higher decrease in our earnings because our expenses would basically remain the same.

Increases in jet and motor fuel prices can negatively affect our results of operations.

We require significant quantities of gasoline, diesel fuel and jet fuel for our aircraft and delivery vehicles. We therefore are exposed to commodity price risk associated with variations in the market price for petroleum products. Although we historically have implemented fuel surcharges to mitigate the earnings impact of unusually high fuel prices, competitive and other pressures may prevent us from passing these costs on to our customers. We cannot assure you that our supply of these products will continue uninterrupted, that rationing will not be imposed or that the prices of, or taxes on, these products will not increase significantly in the future. We have at times partially hedged exposure to fuel price increases through call options on heating oil or other mechanisms. There can be no assurance that such hedges will be available to us in the future on reasonable terms. Increases in prices that we are unable to pass on to our customers will adversely affect our results of operations.

Our inability to comply with, or the costs of complying with, government regulations could negatively affect our results of operations.

Our operations are subject to complex aviation, transportation, environmental, labor, employment and other laws and regulations. These laws and regulations generally require us to maintain and comply with a wide variety of certificates, permits, licenses and other approvals. Our inability to maintain required certificates, permits or licenses, or to comply with applicable laws, ordinances or regulations, could result in substantial fines or, in the case of DOT and FAA requirements, possible revocation of our authority to conduct our operations.

In addition to compliance with existing laws and regulations, new laws and regulations may be enacted requiring us to take additional steps to comply with them. In addition, agencies of the government have announced their intention to adopt new regulations, which if adopted, could become applicable to us. For example:

•	the FAA may issue maintenance directives and other mandatory orders relating to, among other things, inspection of aircraft and replacement of aircraft structures, components and parts, based on the age of the aircraft and other factors;

•	the FAA has mandated the installation of collision avoidance systems in all cargo aircraft by October 2003;

•	the Transportation Security Administration, or TSA, may adopt security related regulations, including new requirements for the screening of cargo, that could have an impact on our ability to efficiently process cargo or otherwise increase costs in order to comply with new regulatory requirements;

•	the TSA may require that we reimburse it for the cost of security services it may provide us in the future;

•	the Customs Service has proposed that certain data be supplied as much as 24 hours in advance of the movement by air of exports from and imports to the United States, which could have an adverse impact on our ability to expeditiously process air freight and air express shipments;

•	the Food and Drug Administration (FDA) has proposed regulations mandating reporting of information on food shipments to the United States well in advance of their arrival; and

•	the FAA has indicated its intention to comprehensively review many air cargo related issues such as cargo loading, training and maintenance requirements, which review may require us to change certain of our operating practices.

We cannot assure you that existing laws or regulations will not be revised or that new laws or regulations, which could have an adverse impact on our operations, will not be adopted or become applicable to us. We also cannot assure you that we will be able to recover any or all increased costs of compliance from our customers or that our business and financial condition will not be adversely affected by future changes in applicable laws and regulations.

In addition to the need to comply with new laws and regulations, we must now interface with the newly created Department of Homeland Security. This Department has taken over many departments and functions which regulate various aspects of our business (such as the Customs Service) and formed the Department’s Border and Transportation Directorate. The ability of this new Department to efficiently structure these combined operations and functions may impact us in ways that cannot be accurately determined at this time.

Economic and other conditions in the international markets in which we operate can affect demand for our services and our results of operations.

A key component of our business is our operations outside of the United States. For the year ended December 31, 2002, we derived approximately 11% of our revenues from international operations. If we are unable to compete successfully in these markets, our results of operations will be adversely affected. Operations in international markets present currency exchange, inflation, governmental and other risks. In some countries where we operate, economic and monetary conditions could affect our ability to convert our earnings to United States dollars or to remove funds from those countries. We may experience adverse tax consequences as we attempt to repatriate funds to the United States from other countries.

The price of our stock may be subject to wide fluctuations.

The stock market has recently experienced significant price and volume fluctuations that have affected the market prices of virtually all public companies. The market price of our common stock may be subject to wide fluctuations in response to the factors discussed above as well as the following factors, some of which are beyond our control:

•	changes in customer demand patterns, including the impact of technology developments on demand for our services;

•	operating results that vary from the expectations of securities analysts and investors and changes in estimates of our earnings by securities analysts;

•	our ability to match aircraft, vehicle and sort capacity with customer shipment volumes;

•	any inability to use our facilities in Wilmington, Ohio or elsewhere because of bad weather or other factors;

•	changes in market valuations of other transportation and logistics companies;

•	general market and economic conditions;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	downgrades in the ratings of our or our subsidiaries’ outstanding debt;

•	announcements by third parties of significant claims or proceedings against us or adverse litigation or arbitration results; and

•	future sales of our common stock or other equity or debt securities.

Risks Related to the Notes

We significantly increased our leverage as a result of the sale of the notes.

We incurred $150,000,000 of indebtedness as a result of the sale of the notes to the initial purchasers, and we have other significant debt service obligations. The degree to which we are leveraged could materially and adversely affect our ability to obtain additional financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

The notes and the guarantees are effectively subordinated to the secured debt of our subsidiaries.

We have granted security interests in all of the equity interests in our receivables finance subsidiary, Airborne Credit, Inc., to secure our guarantee of certain indebtedness of our subsidiaries. In addition, our most significant direct and indirect subsidiaries have granted security interests in a substantial majority of their assets to secure certain of their existing indebtedness and guarantees. As a result, the notes and the guarantees are effectively subordinated to the secured debt of our subsidiaries to the extent of the value of the assets that secure the indebtedness. As of December 31, 2002, our subsidiaries had approximately $430.5 million of secured indebtedness outstanding.

The indenture governing the notes does not limit our ability, or that of any of our presently existing or future subsidiaries, to incur indebtedness or other liabilities or to pledge assets to secure any indebtedness or liabilities. We and our subsidiaries may incur additional indebtedness and grant security interests to secure that indebtedness, which could adversely affect our ability to pay our obligations under the notes and our guarantor subsidiaries’ ability to perform under the guarantees.

Federal and state statutes allow courts, under specific circumstances, to void guarantees.

The guarantees may be subject to review under United States federal or state fraudulent transfer law. To the extent that a United States court were to find that:

•	a guarantee was incurred by a guarantor subsidiary with intent to hinder, delay or defraud any present or future creditor, or a guarantor subsidiary contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others, or

•	a guarantor subsidiary did not receive fair consideration or reasonably equivalent value for issuing its guarantee, and the guarantor subsidiary was insolvent,

•	was rendered insolvent by reason of the issuance of the guarantee,

•	was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business, or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured,

a court could avoid or subordinate the guarantee in favor of the guarantor subsidiary’s creditors. If one or more guarantees are subordinated, payments of principal and interest on the notes generally would be subject to the prior payment in full of all indebtedness and other liabilities of the affected guarantor subsidiaries. Among other things, a legal challenge of a guarantee on fraudulent conveyance grounds may focus on the benefits, if any, realized by a guarantor subsidiary as a result of the issuance by Airborne of the notes. The extent, if any, to which a particular guarantor subsidiary may be deemed to have received such benefits may depend on Airborne’s use of the proceeds from the offering of the notes, including the extent, if any, to which such proceeds or benefits therefrom are contributed to the guarantor subsidiary. The measure of insolvency for purposes of the foregoing will vary depending on the law of the applicable jurisdiction. Generally, however, an entity will be considered insolvent if the sum of its debts, including contingent or unliquidated debts, is greater than all of its property at a fair valuation or if the present fair saleable value of its assets is less than the amount that will be required to pay its probable liability under its existing debts as such debts become absolute and matured.

The notes will effectively be subordinated to the liabilities of our subsidiaries if a court avoids or subordinates the guarantees.

Airborne, Inc. is a holding company whose primary assets are its equity interests in its subsidiaries. If a court avoids or subordinates the guarantees in favor of our guarantor subsidiaries’ creditors, Airborne, Inc.’s obligations, including the notes, will be effectively subordinated in right of payment to all existing and future indebtedness and other obligations, including trade payables and lease obligations, of our subsidiaries. As of December 31, 2002, our subsidiaries had approximately $889.9 million of indebtedness and other liabilities (excluding intercompany liabilities).

We may be unable to repay or repurchase the notes.

At maturity, the entire outstanding principal amount of the notes will become due and payable by us. In addition, if a “change in control”, as defined in the indenture, occurs, each holder of the notes may require that we repurchase all or a portion of that holder’s notes. We cannot assure you that we will have sufficient funds or will be able to arrange for additional financing to pay the principal amount or repurchase price due. Under the terms of the indenture for the notes, we may elect, if we meet certain conditions, to pay the repurchase price with shares of common stock. Our existing revolving credit agreement contains prohibitions against our repurchase of the notes prior to their maturity and provides that an acceleration of the maturity of the notes, including upon a “change in control”, would constitute an event of default under the credit agreement. In addition, future borrowing arrangements or agreements to which we become a party may contain restrictions on, or prohibitions against, our repayment or repurchase of the notes. In the event that the maturity date or “change in control” occurs at a time when we are prohibited from repaying or repurchasing the notes, we could attempt to obtain the consent of the lenders under those arrangements to purchase the notes or we could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repay or repurchase the notes.

The price of our stock and the notes may be subject to wide fluctuations.

The stock market has recently experienced significant price and volume fluctuations that have affected the market prices of virtually all public companies. The market price of our common stock, and consequently the price of the notes, may be subject to wide fluctuations in response to the factors discussed above as well as the following factors, some of which are beyond our control:

•	changes in customer demand patterns, including the impact of technology developments on demand for our services;

•	operating results that vary from the expectations of securities analysts and investors and changes in estimates of our earnings by securities analysts;

•	our ability to match aircraft, vehicle and sort capacity with customer shipment volumes;

•	any inability to use our facilities in Wilmington, Ohio or elsewhere because of bad weather or other factors;

•	changes in market valuations of other transportation and logistics companies;

•	general market and economic conditions;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	downgrades in the ratings of our or our subsidiaries’ outstanding debt;

•	announcements by third parties of significant claims or proceedings against us or adverse litigation or arbitration results; and

•	future sales of our common stock or other equity or debt securities.

There may be no public market for the notes, and an active trading market for the notes may not develop.

The notes are a new class of securities for which there is no established public trading market, and there can be no assurance as to:

•	the liquidity of any such market that may develop;

•	the ability of the holders of the notes to sell their notes; or

•	the price at which the holders of the notes would be able to sell their notes.

If such a market were to exist, the notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including:

•	prevailing interest rates;

•	the market price of our common stock;

•	the market for similar notes; and

•	our financial performance and the performance of our subsidiaries.

The notes are eligible for trading in The PortalSM Market of the National Association of Securities Dealers, Inc. We have been advised by the initial purchasers of the notes that they presently intend to make a market in the notes. However, the initial purchasers are not obligated to do so, and market-making activity with respect to the notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to limitations imposed by federal securities laws. There can be no assurance as to the development or liquidity of any market for the notes. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially and adversely affected.

Securities we issue to fund our operations could dilute your ownership.

We may decide to raise additional funds through public or private debt or equity financing to fund our operations. If we raise funds by issuing equity securities, the percentage ownership of current shareholders will be reduced and the new equity securities may have rights prior to those of the common stock issuable upon conversion of the notes. We may not obtain sufficient financing on terms that are favorable to you or us. We may delay, limit or eliminate some or all of our proposed or existing operations if adequate funds are not available.

Provisions in our charter documents and Delaware law may delay or prevent an acquisition of us, which could decrease the value of our common stock and our notes.

Our certificate of incorporation and by-laws and Delaware law contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Our certificate of incorporation contains additional restrictions on business combinations. Our certificate of incorporation and by-laws include staggered board provisions that provide that only a minority of the total number of our board members can be elected each year, which may make it more difficult for a potential purchaser to elect enough directors to assure control of us. In addition, our board of directors has the right to issue preferred stock without shareholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Although we believe these provisions of our certificate of incorporation and by-laws and Delaware law will provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some shareholders. In addition, under currently applicable federal aviation law, our operating subsidiary, ABX Air, Inc., could cease to be eligible to operate as an all-cargo carrier if more than 25% of our voting stock were owned or controlled by non-U.S. citizens or the airline were not effectively controlled by U.S. citizens.

RATIO OF EARNINGS TO FIXED CHARGES

Set forth below is the ratio of our earnings to fixed charges for each of the years in the five year period ended December 31, 2002.

Year Ended December 31,
1998	1999	2000	2001	2002
7.94x	5.53x	1.40x	—	1.49x

For the purpose of calculating the ratio of earnings to fixed charges, earnings represents pre-tax earnings (loss) from operations plus fixed charges less interest capitalized during the period. Our fixed charges consist of interest expensed and capitalized, amortization of financing costs and the portion of operating rental expense that management believes is representative of the interest component of rental expense. Our fixed charges exceeded earnings, as so defined, by approximately $31.3 million for the year ended December 31, 2001.

USE OF PROCEEDS

Airborne will not receive any proceeds from the sale by any selling security holder of the notes or the common stock issuable upon conversion of the notes.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the New York Stock Exchange and the Pacific Exchange, Inc. under the symbol “ABF”. The following table shows, for the periods indicated, the high and low closing sales prices per share of our common stock as reported by the New York Stock Exchange.

Quarter ended	High	Low
Calendar Year 2003:
March 31, 2003 (through March 12, 2003)	$15.74	$12.81

Calendar Year 2002:
December 31, 2002	$15.43	$10.54
September 30, 2002	18.39	10.92
June 30, 2002	23.05	16.34
March 31, 2002	20.67	13.97

Calendar Year 2001:
December 31, 2001	$14.97	$9.04
September 30, 2001	14.20	8.25
June 30, 2001	11.80	8.54
March 31, 2001	13.61	9.56

On March 12, 2003, the last sale price of our common stock, as reported by the New York Stock Exchange, was $13.20 per share.

We have paid a cash dividend of $.04 per share of common stock in each calendar quarter of the last two calendar years. Under our primary credit facility, we cannot declare or pay more than $2 million in dividends during any calendar quarter plus, with respect to any common stock issued upon conversion of the notes, an additional amount not exceeding $300,000 during any calendar quarter.

On February 5, 2002, our board of directors terminated the rights that had traded with the common stock under our shareholder rights plan. In connection with this termination, the board authorized a distribution in redemption of the rights of $.005 per share of common stock, which was paid on May 28, 2002 to shareholders of record on May 14, 2002.

DESCRIPTION OF THE NOTES

We issued the notes under an indenture among us, the guarantor subsidiaries and The Bank of New York, as trustee. Because this section is a summary, it does not describe every aspect of the notes, the related guarantees and the indenture. The following summaries of certain provisions of these documents do not purport to be complete and are subject to, and are qualified in their entirety by reference to the detailed provisions of the notes, the related guarantees and the indenture, including the definitions therein of certain terms.

General

The notes are senior, unsecured obligations of Airborne, Inc. The aggregate principal amount of the notes is $150,000,000. We are required to repay the principal amount of the notes in full on their maturity date, which is April 1, 2007.

The notes bear interest at the rate of 5.75% per annum from March 25, 2002, the original issue date. We will pay interest on the notes on April 1 and October 1 of each year.

You may convert the notes into shares of our common stock at any time before the close of business on the maturity date, unless the notes have been previously redeemed or repurchased by us. Holders of notes called for redemption or submitted for repurchase will be entitled to convert the notes up to and including the business day immediately preceding the date fixed for redemption or repurchase, as the case may be. The initial conversion rate is 42.7599 shares of common stock per each $1,000 principal amount of notes, but it may be adjusted as described below.

We may redeem the notes at our option at any time on or after April 1, 2005, in whole or in part, at the redemption prices set forth below under “—Optional Redemption by Airborne”, plus accrued and unpaid interest to the redemption date. If we undergo a change in control, you will have the right to require us to repurchase your notes as described below under “—Repurchase at Option of Holders Upon a Change in Control”.

The notes rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. We have granted security interests in all of the equity interests in our receivables finance subsidiary, Airborne Credit, Inc., to secure our guarantee of certain indebtedness of our subsidiaries. In addition, our most significant direct and indirect subsidiaries have granted security interests in a substantial majority of their assets to secure certain of their existing indebtedness and guarantees. As a result, the notes and the guarantees are effectively subordinated to the secured indebtedness of our subsidiaries to the extent of the value of the assets that secure that indebtedness. As of December 31, 2002, our subsidiaries had approximately $430.5 million of secured indebtedness outstanding.

The indenture under which the notes were issued does not limit our ability or the ability of our subsidiaries to incur debt, including secured debt.

Subsidiary Guarantees

The notes are fully and unconditionally, and jointly and severally, guaranteed on an unsecured basis as to the payment of principal, premium, if any, and interest by our wholly owned direct and indirect domestic operating subsidiaries, Airborne Express, Inc., ABX Air, Inc., Sky Courier, Inc., Wilmington Air Park, Inc., Airborne FTZ, Inc., Aviation Fuel, Inc. and Sound Suppression, Inc., which we refer to as “guarantor subsidiaries”. If we form or acquire a new direct or indirect subsidiary that is or becomes a material subsidiary, that material subsidiary will be required to guarantee the notes on the same basis as the then existing guarantor subsidiaries. A “material subsidiary” is a domestic subsidiary that has revenues or sales equal to 5% or more of our consolidated revenues or sales, or assets equal to 5% or more of our consolidated assets. If any subsidiary guaranteeing the notes is sold or otherwise disposed of in a matter permitted by the indenture under which the notes were issued, that subsidiary will be released from all of its obligations under its guarantee of the notes. For selected summary financial data of the guarantor subsidiaries, see “Note T—Supplemental Guarantor Information—Convertible Senior Notes” to our consolidated financial statements included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission, or SEC, on March 14, 2003.

The guarantees may be subject to review under United States federal or state fraudulent transfer law. A court could avoid or subordinate a guarantee in favor of a guarantor subsidiary’s creditors to the extent that the guarantor subsidiary did not receive fair consideration or reasonably equivalent value for issuing its guarantee and the guarantor subsidiary was insolvent, was rendered insolvent by reason of the issuance of the guarantee, was engaged or about to engage in a business or transaction for which the remaining assets of the guarantor subsidiary constituted unreasonably small capital to carry on its business or intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured. If one or more guarantees are subordinated, payments of principal and interest on the notes generally would be subject to the prior payment in full of all indebtedness and other liabilities of the affected guarantor subsidiaries. As of December 31, 2002, our subsidiaries had approximately $889.9 million of indebtedness and other liabilities (excluding intercompany liabilities). See “Risk Factors—Risks Related to the Notes—Federal and state statutes allow courts, under specific circumstances, to void guarantees”.

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

The notes are issued:

•	only in fully registered form;

•	without interest coupons;

•	and in denominations of $1,000 and greater multiples.

The notes are currently evidenced by a note, which we refer to as the “global note”, which has been deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC. The global note and any notes issued in exchange for the global note will be subject to restrictions on transfer and will bear a legend regarding those restrictions. Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

The global note will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee, unless either of the following occurs:

•	DTC notifies us that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note; or

•	an event of default with respect to the notes represented by the global note has occurred and is continuing.

In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered.

DTC or its nominee will be considered the sole owner and holder of the global note for all purposes, and as a result:

•	you cannot receive notes registered in your name if they are represented by the global note;

•	you cannot receive physical certificated notes in exchange for your beneficial interest in the global note;

•	you will not be considered to be the owner or holder of the global note or any note it represents for any purpose; and

•	all payments on the global note will be made to DTC or its nominee.

The laws of some jurisdictions require that certain kinds of purchasers, such as insurance companies, can only own securities in definitive certificated form. These laws may limit your ability to transfer your beneficial interests in the global note to these types of purchasers.

Only institutions, such as a securities broker or dealer, that have accounts with DTC or its nominee (called participants) and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note will appear and the only way the transfer of those interests can be made will be on the records kept by DTC (for their participants’ interests) and the records kept by those participants (for interests of persons held by participants on those persons’ behalf).

Secondary trading in bonds and notes of corporate issuers is generally settled in clearinghouse (that is, next-day) funds. In contrast, beneficial interests in a global note usually trade in DTC’s same-day funds settlement system, and settle in immediately available funds. We make no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

We will make cash payments of interest on and principal of, and the redemption or repurchase price of, the global note, as well as any payment of liquidated damages, to Cede & Co., the nominee for DTC, as the registered owner of the global note. We will make these payments by wire transfer of immediately available funds on each payment date.

We have been informed that DTC’s practice is to credit participants’ accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global note as shown on DTC’s records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global note held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in street name.

We will send any redemption notices to Cede & Co. We understand that if less than all the notes are being redeemed, DTC’s practice is to determine by lot the amount of the holdings of each participant to be redeemed.

We also understand that neither DTC nor Cede & Co. will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting and voting rights of Cede & Co. to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the notes represented by the global note as to which such participant or participants has or have given such direction.

DTC has also advised us as follows:

•	DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the Uniform Commercial Code, as amended, and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act;

•	DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants;

•	Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations;

•	Certain participants, or their representatives, together with other entities, own DTC; and

•	Indirect access to the DTC System is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. We and the trustee have no responsibility or liability for any aspect of DTC’s or any participants’ records relating to beneficial interests in the global note, including for payments made on the global note. Further, we and the trustee are not responsible for maintaining, supervising or reviewing any of those records.

Conversion Rights

You have the option to convert any portion of the principal amount of any note that is an integral multiple of $1,000 into shares of our common stock at any time on or prior to the close of business on April 1, 2007, unless the notes have been previously redeemed or repurchased. The conversion rate is equal to 42.7599 shares per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. The conversion rate is equivalent to a conversion price of approximately $23.39 per share. Your right to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the business day immediately preceding the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase.

You may convert all or part of any note by delivering the note at the Corporate Trust Office of the trustee in the Borough of Manhattan, The City of New York, accompanied by a duly signed and completed conversion notice, a copy of which may be obtained from the trustee. The conversion date will be the date on which the note and the duly signed and completed conversion notice are so delivered.

As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of our common stock issuable upon conversion, together with payment in lieu of any fraction of a share. The certificate or certificates will then be sent by the trustee to the conversion agent for delivery to the holder of the note being converted. The shares of our common stock issuable upon conversion of the notes will be fully paid and nonassessable and will rank equally with the other shares of our common stock.

If you surrender a note for conversion on a date that is not an interest payment date, you will not be entitled to receive any interest for the period from the next preceding interest payment date to the conversion date, except as described below in this paragraph. Any note surrendered for conversion during the period from the close of business on any regular record date to the opening of business on the next succeeding interest payment date (except notes, or portions thereof, called for redemption on a redemption date or to be repurchased on a repurchase date for which the right to convert would terminate during such period) must be accompanied by payment of an amount equal to the interest payable on such interest payment date on the principal amount of notes being surrendered for conversion. In the case of any note that has been converted after any regular record date but before the next succeeding interest payment date, interest payable on such interest payment date shall be payable on such interest payment date notwithstanding such conversion, and such interest shall be paid to the holder of such note on such regular record date.

No other payment or adjustment for interest, or for any dividends in respect of our common stock, will be made upon conversion. Holders of our common stock issued upon conversion will not be entitled to receive any dividends payable to holders of our common stock as of any record time or date before the close of business on the conversion date. We will not issue fractional shares upon conversion. Instead, we will pay cash in lieu of fractional shares based on the market price of our common stock at the close of business on the conversion date. For a summary of the U.S. federal income tax considerations relating to conversion of a note, see “Certain United States Federal Income Tax Consequences—Conversion of the Notes”.

You will not be required to pay any taxes or duties relating to the issue or delivery of our common stock on conversion but you will be required to pay any tax or duty relating to any transfer involved in the issue or delivery of our common stock in a name other than yours. Certificates representing shares of our common stock will not be issued or delivered unless all taxes and duties, if any, payable by you have been paid.

The conversion rate will be subject to adjustment for, among other things:

•	dividends and other distributions payable in our common stock on shares of our capital stock;

•	the issuance to all holders of our common stock of rights, options or warrants entitling them to subscribe for or purchase our common stock at less than the then current market price of such common stock as of the record date for shareholders entitled to receive such rights, options or warrants;

•	subdivisions, combinations and reclassifications of our common stock;

•	distributions to all holders of our common stock of evidences of our indebtedness, shares of capital stock, cash or assets, including securities, but excluding:

•	those dividends, rights, options, warrants and distributions referred to above;

•	dividends and distributions paid exclusively in cash; and

•	distributions upon mergers or consolidations discussed below;

•	distributions consisting exclusively of cash, excluding any cash portion of distributions referred to immediately above, or cash distributed upon a merger or consolidation to which the next succeeding bullet point applies, to all holders of our common stock in an aggregate amount that, combined together with:

•	other all-cash distributions made within the preceding 365-day period in respect of which no adjustment has been made; and

•	any cash and the fair market value of other consideration payable in connection with any tender offer by us or any of our subsidiaries for our common stock concluded within the preceding 365-day period in respect of which no adjustment has been made, exceeds 10% of our market capitalization, being the product of the current market price per share of the common stock on the record date for such distribution and the number of shares of common stock then outstanding; and

•	the successful completion of a tender offer made by us or any of our subsidiaries for our common stock that involves an aggregate consideration that, together with:

•	any cash and other consideration payable in a tender offer by us or any of our subsidiaries for our common stock expiring within the 365-day period preceding the expiration of that tender offer in respect of which no adjustment has been made; and

•	the aggregate amount of all cash distributions referred to above to all holders of our common stock within the 365-day period preceding the expiration of that tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

We reserve the right to effect such increases in the conversion rate in addition to those required by the foregoing provisions as we consider to be advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. We will not be required to make any adjustment to the conversion rate until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will compute all adjustments to the conversion rate and will give notice of any adjustments by mail to holders of the notes.

In the event that we consolidate or merge with or into another entity or another entity is merged into us, or in case of any sale or transfer of all or substantially all of our assets, each note then outstanding will become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the note was convertible immediately prior to the consolidation or merger or sale or transfer. The preceding sentence will not apply to a merger or sale of all or substantially all of our assets that does not result in any reclassification, conversion, exchange or cancellation of the common stock.

We may increase the conversion rate for any period of at least 20 days if our board of directors determines that the increase would be in our best interest. The board of directors’ determination in this regard will be conclusive. We will give holders of notes at least 15 days’ notice of such an increase in the conversion rate. Any increase, however, will not be taken into account for purposes of determining whether the closing price of our common stock exceeds the conversion price by 105% in connection with an event that otherwise would be a change in control as defined below.

If at any time we make a distribution of property to our shareholders that would be taxable to such shareholders as a dividend for United States federal income tax purposes, such as a distribution of evidences of indebtedness or assets by us, but generally not stock dividends on common stock or rights to subscribe for common stock, and, pursuant to the anti-dilution provisions of the indenture under which the notes were issued, the number of shares into which notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of notes. See “Certain United States Federal Income Tax Consequences—Dividends”.

Optional Redemption by Airborne

On or after April 1, 2005, we may redeem the notes in whole or in part, at the prices set forth below. If we elect to redeem all or part of the notes, we will give at least 30, but no more than 60, days notice to you.

The redemption price, expressed as a percentage of principal amount, is as follows for the following periods:

Period	Redemption Price
Beginning on April 1, 2005 and ending on March 31, 2006	102.30%
Beginning on April 1, 2006 and ending on March 31, 2007	101.15%

and thereafter is equal to 100% of the principal amount. In each case, we will pay interest to, but excluding the redemption date.

No sinking fund is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

Payment and Conversion

We will make all payments of principal and interest on the notes by dollar check drawn on an account maintained at a bank in The City of New York. If you are the registered holder of notes with a face value greater than $2,000,000, at your request we will make payments of principal or interest to you by wire transfer to an account maintained by you at a bank in The City of New York.

Payment of any interest on the notes will be made to the person in whose name the note, or any predecessor note, is registered at the close of business on March 15 or September 15, whether or not a business day, immediately preceding the relevant interest payment date (a “regular record date”). If you are the registered holder of notes with a face value in excess of $2,000,000 and you would like to receive payments by wire transfer, you will be required to provide the trustee with wire transfer instructions at least 15 days prior to the relevant payment date.

Payments on any global note registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including any global note, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any of our agents or the trustee’s agents has or will have any responsibility or liability for:

•	any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global note, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global note; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

We will not be required to make any payment on the notes due on any day that is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

Notes may be surrendered for conversion at the Corporate Trust Office of the trustee in the Borough of Manhattan, New York. Notes surrendered for conversion must be accompanied by appropriate notices and any payments in respect of interest or taxes, as applicable, as described above under “—Conversion Rights”.

We have initially appointed the trustee as paying agent and conversion agent. We may terminate the appointment of any paying agent or conversion agent and appoint additional or other paying agents and conversion agents. However, until the notes have been delivered to the trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the notes have been made available for payment and either paid or returned to us as provided in the indenture, the trustee will maintain an office or agency in the Borough of Manhattan, New York for surrender of notes for conversion. Notice of any termination or appointment and of any change in the office through which any paying agent or conversion agent will act will be given in accordance with “—Notices” below.

All moneys deposited with the trustee or any paying agent, or then held by us, in trust for the payment of principal of, premium, if any, or interest on any notes that remain unclaimed at the end of two years after the payment has become due and payable will be repaid to us, and you will then look only to us for payment.

Repurchase at Option of Holders Upon a Change in Control

If a “change in control” as defined below occurs, you will have the right, at your option, to require us to repurchase all of your notes not previously called for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is 100% of the principal amount of the notes to be repurchased, together with interest accrued but unpaid to, but excluding, the repurchase date.

At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in our common stock valued at 95% of the average of the closing prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the repurchase date. We may only pay the repurchase price in our common stock if we satisfy conditions provided in the indenture.

Within 30 days after the occurrence of a change in control, we are obligated to give to you notice of the change in control and of the repurchase right arising as a result of the change in control. We must also deliver a copy of this notice to the trustee. To exercise the repurchase right, you must deliver on or before the 30th day after the date of our notice irrevocable written notice to the trustee of your exercise of your repurchase right, together with the notes with respect to which the right is being exercised. We are required to repurchase the notes on the date that is 45 days after the date of our notice.

A change in control will be deemed to have occurred at the time after March 25, 2002 that any of the following occurs:

•	any person acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock that is entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

•	we merge or consolidate with or into any other person, another person merges into us or we convey, sell, transfer, lease or otherwise dispose of all or substantially all of our assets to another person, other than any such transaction:

•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

•	pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction; or

•	any transaction that is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock into solely shares of common stock.

However, a change in control will not be deemed to have occurred if:

•	the closing price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change in control or the public announcement of the change in control, in the case of a change in control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before the change in control, in the case of change in control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the notes in effect on each of those trading days; or

•	all of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights, in a merger or consolidation otherwise constituting a change in control under the first and second bullet points in the preceding paragraph above consists of shares of common stock, depository receipts or other certificates representing common equity interests traded on a national securities exchange or quoted on the Nasdaq National Market, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the notes become convertible solely into such common stock, depository receipts or other certificates representing common equity interests.

For purposes of these provisions:

•	the conversion price is equal to $1,000 divided by the conversion rate;

•	whether a person is a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act; and

•	“person” includes any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

The rules and regulations promulgated under the Exchange Act require the dissemination of prescribed information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to you. We will comply with these rules to the extent they apply at that time.

We may, to the extent permitted by applicable law, at any time purchase notes in the open market, by tender at any price or by private agreement. Any note that we purchase may, to the extent permitted by applicable law and subject to restrictions contained in the purchase agreement with the underwriters, be re-issued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be re-issued or resold and will be canceled promptly.

The definition of change in control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of all or substantially all of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you.

Our ability to repurchase notes upon the occurrence of a change in control is subject to important limitations. Some of the events constituting a change in control could result in an event of default under, or be prohibited or limited by, the terms of our other senior debt. Although we have the right to repurchase the notes with our common stock, subject to certain conditions, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right.

Mergers and Sales of Assets by Airborne

We may not consolidate with or merge into any other entity or convey, transfer, sell or lease our properties and assets substantially as an entirety to any entity other than to one or more of our subsidiaries, and we may not permit any entity to consolidate with or merge into us or convey, transfer, sell or lease such entity’s properties and assets substantially as an entirety to us unless:

•	the entity formed by such consolidation or into or with which we are merged or the entity to which our properties and assets are so conveyed, transferred, sold or leased, shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State within the United States or the District of Columbia and, if we are not the surviving entity, the surviving entity assumes the payment of the principal of, premium, if any, and interest on the notes and the performance of our other covenants under the indenture; and

•	immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing.

Events of Default

The following will be events of default under the indenture:

•	we fail to pay principal of or premium, if any, on any note when due;

•	we fail to pay any interest, including any liquidated damages, on any note when due, which failure continues for 30 days;

•	we fail to provide notice of a change in control;

•	we fail to perform any other covenant in the indenture, which failure continues for 60 days following notice as provided in the indenture;

•	any indebtedness under any bonds, debentures, notes or other evidences of indebtedness for money borrowed, or any guarantee thereof, by us or any of our significant subsidiaries, in an aggregate principal amount in excess of $10 million is not paid when due either at its stated maturity or upon acceleration thereof, and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 30 days after notice as provided in the indenture; and

•	certain events of bankruptcy, insolvency or reorganization involving us or any of our significant subsidiaries.

Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder, unless the holder shall have offered reasonable indemnity to the trustee. Subject to providing indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

If an event of default other than an event of default arising from events of insolvency, bankruptcy or reorganization occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all notes. However, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul the acceleration if all events of default, other than the non-payment of principal of the notes that have become due solely by such declaration of acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of insolvency, bankruptcy or reorganization occurs, then the principal of, and accrued interest on, all the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the trustee. For information as to waiver of defaults, see “—Meetings, Modification and Waiver” below.

You will not have any right to institute any proceeding with respect to the indenture, or for any remedy under the indenture, unless:

•	you give the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request and offered reasonable indemnity to the trustee to institute proceedings;

•	the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with the written request; and

•	the trustee shall have failed to institute such proceeding within 60 days of the written request.

However, these limitations do not apply to a suit instituted by you for the enforcement of payment of the principal of, premium, if any, or interest, including liquidated damages, on your note on or after the respective due dates expressed in your note or your right to convert your note in accordance with the indenture.

We will be required to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in such performance.

Meetings, Modification and Waiver

The indenture contains provisions for convening meetings of the holders of notes to consider matters affecting their interests.

Certain limited modifications of the indenture may be made without the necessity of obtaining the consent of the holders of the notes.

Other modifications and amendments of the indenture may be made, compliance by us with certain restrictive provisions of the indenture may be waived and any past defaults by us under the indenture (except a default in the payment of principal, premium, if any, or interest) may be waived, either:

•	with the written consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding; or

•	by the adoption of a resolution, at a meeting of holders of the notes at which a quorum is present, by the holders of at least 66 2/3% in aggregate principal amount of the notes represented at such meeting.

The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

•	change the stated maturity of the principal or interest of a note;

•	reduce the principal amount of, or any premium or interest on, any note;

•	reduce the amount payable upon a redemption or mandatory repurchase;

•	modify the provisions with respect to the repurchase rights of holders of notes in a manner adverse to the holders;

•	modify our right to redeem the notes in a manner adverse to the holders;

•	impair the right to institute suit for the enforcement of any payment on any note;

•	modify our obligation to maintain an office or agency in New York City;

•	modify the ranking of the notes in a manner that is adverse to the holders of the notes;

•	adversely affect the right to convert the notes other than a modification or amendment required by the terms of the indenture;

•	modify our obligation to deliver information required under Rule 144A to permit resales of the notes and common stock issued upon conversion of the notes if we cease to be subject to the reporting requirements under the Exchange Act;

•	reduce the above-stated percentage of the principal amount of the holders whose consent is needed to modify or amend the indenture;

•	reduce the percentage of the principal amount of the holders whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; or

•	reduce the percentage required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted.

As permitted by Delaware law, our certificate of incorporation contains a provision pursuant to which application may be made to a court of equitable jurisdiction within the State of Delaware to order a meeting of our creditors or a class of our creditors whenever a compromise or arrangement is proposed between us and our creditors or a class of our creditors. If 75% of our creditors or that class of creditors, as the case may be, agrees to any compromise or arrangement, such compromise or arrangement, if sanctioned by the court, will be binding on all of our creditors or that class of creditors and on us. This provision is also applicable to any compromise or arrangement between us and our shareholders or a class of our shareholders. The certificates of incorporation of certain subsidiary guarantors also contain similar provisions.

Registration Rights

We and the guarantor subsidiaries have entered into a registration rights agreement with the initial purchasers of the notes. In the registration rights agreement we agreed, for the benefit of the holders of the notes and related guarantees and the shares of common stock issuable upon conversion of the notes, commonly referred to as the registrable securities, that we would, at our expense:

•	file with the SEC, within 90 days after the date the notes were originally issued, a shelf registration statement covering resales of the registrable securities;

•	use our best efforts to cause the shelf registration statement to be declared effective under the Securities Act no later than 180 days after the date the notes were originally issued; and

•	use our best efforts to keep effective the shelf registration statement until two years after the date the shelf registration statement is declared effective or, if earlier, until there are no outstanding registrable securities.

We satisfied the first of these requirements when we filed our shelf registration statement on Form S-3 in May 2002, and we satisfied the second of these requirements when the registration statement was declared effective on August 9, 2002 .

We will be permitted to suspend the use of this prospectus in connection with the sales of registrable securities during prescribed periods of time for reasons relating to pending corporate developments, public filings with the SEC and other events. The periods during which we can suspend the use of this prospectus may not, however, exceed a total of 30 days in any 90-day period or a total of 90 days in any 365-day period. We will provide to each holder of registrable securities copies of this prospectus, notify each holder when the shelf registration statement has become effective and take certain other actions required to permit public resales of the registrable securities.

We may, upon written notice to all the holders of notes, postpone having the shelf registration statement declared effective, for a reasonable period not to exceed 90 days, if our board of directors has determined in good faith that because of valid business reasons, including the acquisition or divestiture of assets, pending corporate developments and similar events, it is in our best interests to postpone having the shelf registration statement declared effective. Notwithstanding any such postponement, additional interest referred to as “liquidated damages” will accrue on the notes if either of the following registration defaults occurs:

•	on or prior to 90 days following the date the notes were originally issued, a shelf registration statement has not been filed with the SEC; or

•	on or prior to 180 days following the date the notes were originally issued, the shelf registration statement is not declared effective.

In that case, liquidated damages will accrue on any notes, and shares issued on conversion of the notes, that are then restricted securities from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date following the date on which the liquidated damages began to accrue.

The rates at which liquidated damages will accrue will be as follows:

•	0.25% of the principal amount per annum to and including the 90th day after the registration default; and

•	0.5% of the principal amount per annum from and after the 91st day after the registration default.

In addition, the interest rate on all of the notes will be increased if either of the following effectiveness defaults occurs:

•	the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under the shelf registration statement, for more than 30 days, whether or not consecutive, during any 90-day period; or

•	the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under the shelf registration statement, for more than 90 days, whether or not consecutive, during any 365-day period.

In either event, the interest rate on the notes will increase by an additional 0.5% per annum from the 31st day or the 91st day, as the case may be, of the effectiveness default. The increased rate will continue until the earlier of the following:

•	the time the shelf registration statement again becomes effective or the holders of registrable securities are again able to make sales under the shelf registration statement; or

•	two years after the date the shelf registration statement is declared effective or, if earlier, until there are no outstanding registrable securities.

A holder who elects to sell any registrable securities pursuant to the shelf registration statement:

•	will be required to be named as a selling security holder in this prospectus;

•	will be required to complete and return to us a notice and questionnaire in the form that we have provided to the holders of registrable securities;

•	may be required to deliver a prospectus to purchasers;

•	may be subject to certain civil liability provisions under the Securities Act in connection with those sales; and

•	will be bound by the provisions of the registration rights agreement that apply to a holder making such an election, including certain indemnification provisions.

We have mailed a notice and questionnaire to the holders of registrable securities. The registration statement requires us to mail that notice not less than 30 calendar days prior to the time the shelf registration statement is declared effective.

No holder of registrable securities will be entitled:

•	to be named as a selling security holder in the shelf registration statement as of the date the shelf registration statement is declared effective; or

•	to use this prospectus for offers and resales of registrable securities at any time,

unless such holder has returned a completed and signed notice and questionnaire to us by the deadline for response set forth in the notice and questionnaire.

Holders of registrable securities will, however, have at least 28 calendar days from the date on which the notice and questionnaire is first mailed to return a completed and signed notice and questionnaire to us.

Beneficial owners of registrable securities who have not returned a notice and questionnaire by the questionnaire deadline described above may receive another notice and questionnaire from us upon request. Following our receipt of a completed and signed notice and questionnaire, we will include the registrable securities covered thereby in the shelf registration statement as provided in the registration rights agreement.

We agreed in the registration rights agreement to use our best efforts to cause the shares of common stock issuable upon conversion of the notes to be listed on the New York Stock Exchange. However, if the common stock is not then listed on the New York Stock Exchange, we will use our best efforts to cause the shares of common stock issuable upon conversion of the notes to be listed on whichever other stock exchange or trading system the common stock primarily trades on prior to the effectiveness of the shelf registration statement.

Because this section is a summary, it does not describe every aspect of the registration rights agreement. This summary is subject to, and qualified in its entirety by reference to, all the provisions of the registration rights agreement.

Notices

Notice to holders of the registered notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

Notice of a redemption of notes will be given not less than 30 nor more than 60 days prior to the redemption date and will specify the redemption date. A notice of redemption of the notes will be irrevocable.

Replacement of Notes

We will replace any note that becomes mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

Payment of Stamp and Other Taxes

We will pay all stamp and other duties, if any, that may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the notes or of shares of common stock upon conversion of the notes. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

Governing Law

The indenture, the notes, the guarantees and the registration rights agreement will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

If an event of default occurs and is continuing, the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have furnished to the trustee reasonable security or indemnity.

The Bank of New York is a lender on our revolving credit agreement and has in the past, and may in the future, engage in other commercial banking transactions with us. In addition, The Bank of New York is the trustee under a separate indenture for Airborne Express, Inc.’s 7.35% Notes due September 15, 2005. Pursuant to the Trust Indenture Act, upon the occurrence of a default with respect to the notes, The Bank of New York may be deemed to have a conflicting interest by virtue of its lending and other business relationships with us. In that event, The Bank of New York would be required to resign as a trustee or eliminate the conflicting interest.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

This section describes the material U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes and of common stock into which the notes may be converted. This description is based on the opinion of Riddell Williams P.S., special tax counsel to Airborne. This description does not provide a complete analysis of all potential tax considerations. The information provided below is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as in effect on May 1, 2002. These authorities may change, possibly on a retroactive basis, or the Internal Revenue Service (the “IRS” ) might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of notes or common stock could differ from those described below. This description assumes that (i) U.S. Holders (as defined below) hold the notes (or common stock into which the notes have been converted) as “capital assets” (generally, property held for investment) within the meaning of section 1221 of the Code; and (ii) the notes are not subject to the contingent payment debt instrument rules as further described herein.

This description generally applies only to “U.S. Holders”. For purposes of this description, a “U.S. Holder” is (i) a citizen or resident of the United States; (ii) a corporation organized in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate (other than a foreign estate as defined in Code section 7701(a)(31)(A)); or (iv) a trust if: (a) a court within the United States can exercise primary supervision over its administration; and (b) one or more United States persons have the authority to control all of the substantial decisions of such trust, or any trust if such trust validly elects to be treated as a United States person for United States federal income tax purposes.

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of the U.S. Holder’s particular circumstances, or to certain types of U.S. Holders subject to special treatment under U.S. federal income tax laws (such as financial institutions, real estate investment trusts, regulated investment companies, grantor trusts, insurance companies, tax-exempt organizations, brokers, dealers or traders in securities or foreign currencies, persons holding notes or common stock as part of a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for U.S. federal income tax purposes, and persons that have a “functional currency” other than the United States dollar). This description also does not address U.S. federal, state, local and foreign tax consequences for persons that are not U.S. Holders, which consequences may differ from the consequences described below for U.S. Holders. In addition, this description does not consider the effect of any foreign, state, local or other tax laws, or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular U.S. Holders.

Investors considering the purchase of notes should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate and gift tax laws, foreign, state and local laws, and tax treaties.

Taxation of Interest

U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting.

If the amount or timing of any payments on a debt instrument is contingent, the debt instrument may be subject to special rules that apply to contingent payment debt instruments. These rules generally require holders of debt instruments to accrue interest income at a rate higher than the stated interest rate on the debt instruments and to treat as ordinary income (rather than capital gain) any gain recognized on a sale, exchange or retirement of the debt instruments before the resolution of the contingencies. Under the terms of the notes, upon a change in control, an investor could require us to repurchase some or all of the investor’s notes and we might elect to pay the repurchase price in shares of our common stock. It is possible, in that case, that the value of the stock could exceed the sum of the principal amount of the notes and accrued and unpaid interest. We do not believe that the notes should be treated as contingent payment debt instruments. Therefore, for purposes of filing tax or information returns with the IRS, we do not intend to treat the notes as contingent payment debt instruments.

Investors considering the purchase of notes should make their own decision as to whether the notes are contingent payment debt instruments and should consult their own tax advisors in that connection.

Market Discount; Acquisition Premium

A U.S. Holder that purchases a note with “market discount”, which generally occurs when the purchase price for the note is less than the note’s principal amount, will be subject to special rules. Under a de minimis exception, however, those special rules will not apply if the amount of market discount does not exceed one quarter of one percent for each full year remaining until the maturity of the notes. If the special rules apply, any gain recognized by the U.S. Holder upon a sale or other disposition of the note will be treated as ordinary income rather than capital gain to the extent of that portion of the market discount that accrued prior to the disposition. Market discount generally accrues on a straight line basis over the remaining term of the note, but the U.S. Holder can elect to compute accrued market discount based on the economic yield of the note. The U.S. Holder of a note with market discount might be required to recognize gain to the extent of accrued market discount even if the disposition takes a form, such as a gift, in which the U.S. Holder would not normally be required to recognize gain. The market discount rules will not affect the tax consequences to the U.S. Holder upon conversion of the note, which will generally be nontaxable under the rules described below under “—Conversion of the Notes”. The market discount accrued prior to conversion, however, will be carried over to the stock received on conversion, so that, to that extent, any gain recognized by the U.S. Holder upon disposition of the stock will be treated as ordinary (interest) income. Finally, if the U.S. Holder’s purchase of the notes is debt-financed, the U.S. Holder will not be entitled to deduct interest expense allocable to accrued market discount until the U.S. Holder recognizes the corresponding income. The U.S. Holder of a note with market discount may elect to include the market discount in income as it accrues. If a U.S. Holder makes this election, any gain recognized on a disposition of the note will be entirely capital gain, and the rules deferring the deduction of interest on related loans will not apply.

If a U.S. Holder purchases a note at a price that exceeds the principal amount plus accrued interest, the U.S. Holder can elect to amortize the premium as a reduction to interest income so that the income reported by the U.S. Holder each period reflects the U.S. Holder’s economic yield. Any premium paid on acquiring a note is not amortizable, however, to the extent that it reflects the value of the conversion privilege of the note. Once made, such an election is revocable only with IRS consent. The election applies to all bonds, other than bonds the interest on which is not includible in gross income, held by the electing U.S. Holder at the beginning of the first taxable year to which the election applies and all such bonds thereafter acquired by the U.S. Holder. If the U.S. Holder elects to amortize premium, the amortized premium would reduce the U.S. Holder’s tax basis in the note.

Sale, Exchange or Redemption of the Notes

A U.S. Holder generally will recognize capital gain or loss if the U.S. Holder disposes of a note in a sale, redemption or exchange other than a conversion of the note into common stock. The U.S. Holder’s gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the note. The U.S. Holder’s adjusted tax basis in the note will generally equal the amount the U.S. Holder paid for the note. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the note, except that the portion of any proceeds attributable to accrued interest, including accrued unrecognized market discount, as discussed above, will not be taken into account in computing the U.S. Holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. Holder has not previously included the accrued interest in income. The gain or loss recognized by a U.S. Holder on a disposition of the note will be long-term capital gain or loss if the U.S. Holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

If, upon a change in control, a holder requires us to repurchase some or all of the holder’s notes and we elect to pay the repurchase price in shares of our common stock, the redemption may qualify as a recapitalization for U.S. federal income tax purposes if the notes qualify as “securities” for those purposes. While the notes probably qualify as “securities”, the matter is not free from doubt. If the redemption qualifies as a recapitalization, a U.S. Holder would not recognize any income, gain or loss on the holder’s receipt of our common stock in exchange for notes, except to the extent the stock received is attributable to accrued interest. If the holder receives cash in lieu of fractional shares of stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. The holder’s aggregate basis in the stock (including any fractional share for which cash is paid) would equal his adjusted basis in the note. The holder’s holding period for the stock would include the period during which he held the note. If the redemption does not qualify as a recapitalization, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the note as described above.

Conversion of the Notes

A U.S. Holder who converts his note into common stock generally will not recognize any income, gain or loss, except to the extent the stock received is attributable to accrued interest. The U.S. Holder will also recognize gain to the extent that he receives cash in lieu of a fractional share as described above. The U.S. Holder’s aggregate adjusted basis in the common stock (including any fractional share for which cash is paid) will equal his adjusted basis in the note, and the U.S. Holder’s holding period for the stock will include the period during which he held the note.

Dividends

If a U.S. Holder converts a note into common stock and we make a distribution (other than of our own stock) in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. Holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital reducing the U.S. Holder’s adjusted tax basis in the U.S. Holder’s stock to the extent of the U.S. Holder’s adjusted tax basis in the U.S. Holder’s stock. Any remaining excess will be treated as capital gain. We are required to provide shareholders who receive dividends with an information return on Form 1099-DIV that states the extent to which the dividend is paid from our current or accumulated earnings and profits. If a U.S. Holder is a U.S. corporation, it will be able to claim the deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received subject to generally applicable limitations on that deduction.

The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. A change in conversion price that allows U.S. Holders of notes to receive more shares of common stock on conversion may increase those noteholders’ proportionate interests in our earnings and profits or assets. In that case, those noteholders could be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to those noteholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result to U.S. Holders of notes, for example, if the conversion price were adjusted to compensate noteholders for distributions of cash or property to our shareholders. However, a change in conversion price to prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure, if made under a bona fide, reasonable adjustment formula, should not increase noteholders’ proportionate interests in our earnings and profits or assets and should not be treated as a constructive stock dividend. On the other hand, if an event occurs that dilutes the noteholders’ interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to those shareholders. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion price would be treated in the same manner as dividends paid in cash or other property. Such dividends would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a nontaxable return of capital or as capital gain as more fully described above.

Sale of Common Stock

A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of common stock. The U.S. Holder’s gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the stock as described above in “—Conversion of the Notes” and “—Sale, Exchange or Redemption of the Notes”. Subject to the special market discount discussed above, the amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. Gain or loss recognized by a U.S. Holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Backup Withholding and Information Reporting

The Code and U.S. Treasury Regulations require persons who make certain specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. This reporting regime is reinforced by “backup withholding” rules. These rules require the payers to withhold tax from payments subject to information reporting if the recipient fails to provide his taxpayer identification number to the payer or furnishes an incorrect identification number, or if the recipient has been notified by the IRS that he has failed to report interest or dividends on his returns. The information reporting and backup withholding rules do not apply to payments to U.S. corporations.

Payments of interest or dividends to individual U.S. Holders of notes or common stock generally will be subject to information reporting, and generally will be subject to backup withholding, unless the U.S. Holder provides us or our paying agent with a correct taxpayer identification number.

Payments made to U.S. Holders by a broker upon a sale of notes or common stock generally will be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale generally will not be subject to either information reporting or backup withholding. This exception will not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

Any amounts withheld from a payment to a U.S. Holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. Holder.

The preceding discussion of certain U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult his own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding, and disposing of our notes or common stock, including the consequences of any proposed change in applicable laws.

DESCRIPTION OF CAPITAL STOCK

Airborne has 126,000,000 authorized shares of capital stock, consisting of 120,000,000 shares of common stock, $1.00 par value, and 6,000,000 shares of preferred stock. As of February 18, 2003, we had 48,448,291 shares of common stock (net of 3,228,526 treasury shares) and no shares of preferred stock outstanding.

The following is a summary of certain provisions of Delaware law and our certificate of incorporation and by-laws. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Delaware and our certificate of incorporation and by-laws.

Description of Common Stock

Holders of common stock are entitled to such dividends as our board of directors, in its discretion, may declare out of legally available funds, subject to any preference of the holders of any outstanding preferred stock. Dividends and other distributions are subject to certain restrictions under our existing revolving credit agreement. The shares of common stock are not redeemable, and holders of common stock have no preemptive or other rights to purchase any of our securities. If Airborne liquidates, holders of common stock will be entitled to receive pro rata, subject to any preference of the holders of any outstanding preferred stock, all remaining assets available for distribution to shareholders after payment of all our debts and other liabilities. Holders of common stock are entitled to cast one vote per share, except that they are entitled to cumulate votes in the election of directors.

Preferred Stock

Our board of directors has the authority, without shareholder approval, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares in each series that is issued. The issuance of this preferred stock may have the effect of delaying, deferring or preventing a change in control of Airborne and may adversely affect the voting and other rights of the holders of our common stock.

Antitakeover Effects of Provisions of the Charter and By-laws

Shareholders’ rights and related matters are governed by Delaware law and our certificate of incorporation and by-laws. Certain provisions of Delaware law and our certificate of incorporation and by-laws, which are summarized below, may discourage or make more difficult a takeover attempt that a shareholder might consider in his interest. Such provisions may also adversely affect prevailing market prices for our common stock.

Staggered Board of Directors

Our certificate of incorporation provides that our board of directors is divided into three classes. Our by-laws provide that each director is elected for a three-year term. This provision could discourage a takeover attempt because at no time is a majority of the board of directors standing for re-election.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our by-laws require a shareholder to provide advance notice if the shareholder wishes to submit a proposal or nominate candidates for directors at an annual meeting of shareholders. These procedures provide that notice of shareholder proposals and shareholder nominations for the election of directors at an annual meeting must be in writing and received by our secretary at least 45 days before the first anniversary of the date of mailing of our proxy statement in connection with the preceding annual meeting of shareholders. In the case of nominations for election as directors, the notice must set forth certain information about each nominee who is not an incumbent director.

Business Combination Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. This statute prohibits a publicly held Delaware corporation like us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the stockholder became an interested stockholder, unless:

•	prior to that date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in that person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by directors who are also officers and by certain employee stock plans; or

•	on or after the date the stockholder became an interested stockholder, the business combination is approved by our board of directors and authorized by the affirmative vote, and not by written consent, of at least two-thirds of the outstanding voting stock, excluding the stock owned by the interested stockholder.

A “business combination” includes a merger or consolidation, asset sale or other transaction resulting, directly or indirectly, in a financial benefit to the interested stockholder. An “interested stockholder” is a person, other than us and any direct or indirect majority owned subsidiary of ours, who:

•	is the owner of 15% or more of any class of our outstanding voting stock or an affiliate or associate of such person; or

•	is an affiliate or associate of ours and was the owner of 15% or more of any class of our outstanding voting stock at any time within the preceding three years including the affiliates or associates of that person.

Section 203 expressly exempts from the requirements described above any business combination by a corporation with an interested stockholder who became an interested stockholder at a time when the section did not apply to the corporation.

In addition, under Airborne’s certificate of incorporation, any “business combination” involving an “interested shareholder” must be approved by holders of 80% of the outstanding common stock (and of 80% of the voting power of all outstanding stock) unless our board of directors has approved the business combination (for purposes of such approval, the vote of certain directors affiliated with or representing the interested shareholders will not be counted) or certain minimum price and procedural requirements are met.

A “business combination” for purposes of our certificate of incorporation includes a merger or consolidation, asset sale or other transaction resulting, directly or indirectly, in a financial benefit to the interested shareholder or an affiliate or associate of an interested shareholder and a liquidation or dissolution of us proposed by or on behalf of an interested shareholder or an affiliate or associate of an interested shareholder.

An “interested shareholder” for purposes of our certificate of incorporation is a person, other than us or a corporation of which a majority of each class of equity security is owned, directly or indirectly, by us, who:

•	is the beneficial owner, directly or indirectly, of more than 20% of the voting power of the outstanding voting stock;

•	is a director of us and, at any time within the preceding two years of the date on which it is sought to be determined whether the person is an interested shareholder, was the beneficial owner, directly or indirectly, of more than 20% of the voting power of the then outstanding voting stock; or

•	is an assignee of or has otherwise succeeded to the beneficial ownership of any shares of voting stock that were, at any time within the preceding two years of the date on which it is sought to be determined whether the person is an interested shareholder, beneficially owned by an interested shareholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act.

Limitation of Liability of Directors

Our certificate of incorporation provides that a director will not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful dividend payments, stock repurchases or stock redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

SELLING SECURITY HOLDERS

We originally issued the notes in a private placement in March 2002. The initial purchasers of the notes have advised us that the notes were resold in transactions exempt from the registration requirements of the Securities Act to “qualified institutional buyers”, as defined in Rule 144A of the Securities Act. These subsequent purchasers, or their transferees, pledgees, donees or successors, may from time to time offer and resell any or all of the notes and/or shares of common stock issuable upon conversion of the notes pursuant to this prospectus.

The selling security holders may choose to sell notes and/or the shares of common stock issuable upon conversion of the notes from time to time. See “—Plan of Distribution”.

The following table, which is based on the information supplied to us by the selling security holders named in the table, sets forth:

•	the name of each selling security holder who has provided us with notice, as of the date of this prospectus, pursuant to the registration rights agreement, of such security holder’s intent to sell or otherwise dispose of notes and/or shares of common stock issuable upon conversion of the notes pursuant to the registration statement;

•	the principal amount of notes and the number of shares of our common stock issuable upon conversion of the notes that they may sell from time to time pursuant to the registration statement; and

•	the amount of outstanding notes and our common stock beneficially owned by the selling security holder prior to the offering, assuming no conversion of the notes.

To our knowledge, no selling security holder or any affiliate of a selling security holder has held any position or office or has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

A selling security holder may offer and resell all or a portion of the notes and shares of common stock issuable upon conversion of the notes. Accordingly, no estimate can be given as to the amount or percentage of the notes or our common stock that will be held by the selling security holders upon termination of sales pursuant to this prospectus. In addition, the selling security holders identified below may have sold, transferred or disposed of all or a portion of their notes since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

The information contained under the column “Shares of Common Stock That May Be Sold” assumes conversion of the full amount of the notes held by the holder at the initial rate of 42.7599 shares of common stock per each $1,000 principal amount of notes. This rate is subject to adjustment in certain circumstances, as provided for in the indenture. As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

AIRBORNE, INC. SELLING SECURITY HOLDER LISTING

Name(1)	Principal Amount of Notes Owned Before Offering(2)	Principal Amount of Notes That May Be Sold(2)	Common Stock Owned Before Offering	Common Stock That May Be Sold
1976 Distribution Trust FBO A. R. Lauder/Zinterhofer	8,000	8,000	—	342
1976 Distribution Trust FBO Jane A. Lauder	17,000	17,000	—	726
2000 Revocable Trust FBO A.R. Lauder/Zinterhofer	8,000	8,000	—	342
Advent Convertible Master Cayman L.P.	7,895,000	7,895,000	—	337,589
AIG/National Union Fire Insurance	265,000	265,000	—	11,331
Alexandra Global Investments Fund 1, LTD	3,000,000	3,000,000	—	128,279
Allentown City Firefighters Pension Plan	30,000	30,000	—	1,282
Allentown City Officers & Employees Pension Fund	22,000	22,000	—	940
Allentown City Police Pension Plan	36,000	36,000	—	1,539
Alpha US Sub Fund 4, LLC	570,000	570,000	—	24,373
American Motorist Insurance Company	662,000	662,000	—	28,307
American Samoa Government	18,000	18,000	—	769
Arapahoe County Colorado	65,000	65,000	—	2,779
Arkansas PERS	700,000	700,000	—	29,931
Arlington County Employees Retirement System	699,000	699,000	—	29,889
Associated Electric & Gas Insurance Services Limited	150,000	150,000	—	6,413
Attorney’s Title Insurance Fund	200,000	200,000	—	8,551
Attorneys Title Insurance Fund Inc.	200,000	200,000	—	8,551
Bay County PERS	90,000	90,000	—	3,848
Boilermakers Blacksmith Pension Trust	875,000	875,000	—	37,414
BP Amoco PLC Master Trust	666,000	666,000	—	28,478
British Virgin Islands Social Security Board	91,000	91,000	—	3,891
BTESC—Convertible ARB	1,000,000	1,000,000	—	42,759
BTPO Growth vs Value	4,500,000	4,500,000	—	192,419
CALAMOS Convertible Growth and Income Fund—CALAMOS Investment Trust	11,300,000	11,300,000	—	483,186
CALAMOS Market Neutral Fund—CALAMOS Investment Trust	2,750,000	2,750,000	—	117,589
Citisam Ltd.	2,550,000	2,550,000	—	109,037
City of New Orleans	264,000	264,000	—	11,288
City of Stamford Police Pension Fund(5)	140,000	140,000	—	5,986
City University of New York	159,000	159,000	—	6,798
Coastal Convertibles LTD	725,000	725,000	—	31,000
Consulting Group Capital Markets Funds	250,000	250,000	—	10,689

Name(1)	Principal Amount of Notes Owned Before Offering(2)	Principal Amount of Notes That May Be Sold(2)	Common Stock Owned Before Offering	Common Stock That May Be Sold
Convertible Securities Fund(6)	72,000	72,000	—	3,078
Delaware PERS	975,000	975,000	—	41,690
Delaware Public Employee Retirement System	1,041,000	1,041,000	—	44,513
Delta Airlines Master Trust	500,000	500,000	—	21,379
Deutsche Bank Securities Inc.	6,800,000	6,800,000	—	290,767
Drury University	40,000	40,000	—	1,710
Duke Endowment	175,000	175,000	—	7,482
F.R. Convt. Sec. Fn.	100,000	100,000	—	4,275
Goldman Sachs and Company	7,350,000	7,350,000	—	314,285
Grady Hospital Foundation	138,000	138,000	—	5,900
HFR CA Select Fund	700,000	700,000	—	29,931
HFR Convertible Arbitrage Account	688,000	688,000	—	29,418
ICI American Holding Trust	350,000	350,000	—	14,965
IMF Convertible Fund	400,000	400,000	—	17,103
Independence Blue Cross	327,000	327,000	—	13,982
ING Convertible Fund	250,000	250,000	—	10,689
Investcorp SAM Fund Ltd.	2,300,000	2,300,000	—	98,347
Jefferies & Co Inc.	350,000	350,000	—	14,965
Jefferies & Company Inc.	6,000	6,000	—	256
JP Morgan Securities Inc.	3,500,000	3,500,000	—	149,659
KBC Financial Products USA Inc.	160,000	160,000	—	6,841
Kraft Foods Inc.	84,000	84,000	—	3,591
Local Initiative Support Corporation	54,000	54,000	—	2,309
Louisiana CCRF	120,000	120,000	—	5,131
Lyxor	1,629,000	1,629,000	—	69,655
Macomb County Employees’ Retirement System	335,000	335,000	—	14,324
Man Convertible Bond Master Fund, Ltd.(4)	4,792,000	4,792,000	—	204,905
McMahan Securities Co. L.P.	578,000	578,000	—	24,715
Merril Lynch Insurance Group	264,000	264,000	—	11,288
Minnesota Power and Light	487,000	487,000	—	20,824
Morgan Stanley & Co., Incorporated	1,350,000	1,350,000	—	57,725
Municipal Employees	239,000	239,000	—	10,219
Nations Convertible Securities Fund(6)	4,928,000	4,928,000	—	210,720
New Orleans Firefighters Pension/Relief Fund	143,000	143,000	—	6,114
Nicholas Applegate Global Holdings LP	20,000	20,000	—	855
Oakwood Assurance Company	50,000	50,000	—	2,137
Oakwood Healthcare Inc.—OHP	15,000	15,000	—	641
Oakwood Healthcare Inc. (Pension)	165,000	165,000	—	7,055
Oakwood Healthcare Inc. Endowment	10,000	10,000	—	427
Oakwood Healthcare Inc. Funded Depreciation	85,000	85,000	—	3,634
Occidental Petroleum Corporation	271,000	271,000	—	11,587
Ohio Bureau of Workers Compensation	142,000	142,000	—	6,071
Ondeo Nalco	50,000	50,000	—	2,137
Pimco Convertible Fund	800,000	800,000	—	34,207

Name(1)	Principal Amount of Notes Owned Before Offering(2)	Principal Amount of Notes That May Be Sold(2)	Common Stock Owned Before Offering	Common Stock That May Be Sold
Pioneer High Yield Fund	15,500,000	15,500,000	—	662,778
Policeman and Firemen Retirement System of the City of Detroit	656,000	656,000	—	28,050
Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union	650,000	650,000	—	27,793
Pro-mutual	787,000	787,000	—	33,652
Prudential Insurance Co of America	60,000	60,000	—	2,565
Ram Trading Inc.	1,800,000	1,800,000	—	76,967
Raytheon	193,000	193,000	—	8,252
Raytheon Master Pension Fund	863,000	863,000	—	36,901
Rhapsody Fund, LP	4,600,000	4,600,000	—	196,695
RJR Reynolds	163,000	163,000	—	6,969
S.A.C. Capital Associates, LLC(3)	1,000,000	1,000,000	—	42,759
Salomon Smith Barney Inc.	3,500,000	3,500,000	—	149,659
San Diego County Employees Retirement Association	2,150,000	2,150,000	—	91,933
SG Cowen Securities Corp.—Convertible Arbitrage	7,300,000	7,300,000	—	312,147
Shell Pension Core	447,000	447,000	—	19,113
Shell Pension Trust	863,000	863,000	—	36,901
St. Thomas Trading, Ltd.(4)	8,208,000	8,208,000	—	350,973
Starvest Combined Portfolio	265,000	265,000	—	11,331
State of Maryland Retirement Agency	3,376,000	3,376,000	—	144,357
State of Oregon /Equity	3,075,000	3,075,000	—	131,486
Syngenta AG	160,000	160,000	—	6,841
Tag Associates	120,000	120,000	—	5,131
TD Securities (USA) Inc.	2,600,000	2,600,000	—	111,175
The Class I C Company	2,500,000	2,500,000	—	106,899
The Estate of James Campbell	200,000	200,000	—	8,551
The Grable Foundation	98,000	98,000	—	4,190
The Hotel Union & Hotel Industry of Hawaii Pension Plan	200,000	200,000	—	8,551
The James Campbell Corporation	252,000	252,000	—	10,775
Transamerica Life Insurance Annuity Co.—Legacy Convertible	1,500,000	1,500,000	—	64,139
Trustmark Insurance	359,000	359,000	—	15,350
UFJ Investments Asia Limited	250,000	250,000	—	10,689
Union Carbide Retirement Account	1,500,000	1,500,000	—	64,139
Viacom Inc. Pension Plan Master Trust	20,000	20,000	—	855
Wake Forest University	180,000	180,000	—	7,696
Zazove Convertible Arbitrage Fund L.P.	1,150,000	1,150,000	—	49,173
Zazove Hedged Convertible Fund L.P.	3,050,000	3,050,000	—	130,417
Zazove Income Fund L.P.	2,150,000	2,150,000	—	91,933
Zeneca Holdings Trust	240,000	240,000	—	10,262
Zurich Institutional Benchmarks Master Fund c/o Alexandra Investments Mgt LLC	500,000	500,000	—	21,379
Zurich Institutional Benchmarks Master Fund Ltd.	764,000	764,000	—	32,668
Zurich Institutional Benchmarks Master Fund Ltd.	1,800,000	1,800,000	—	76,967

(1)	The above table does not currently include all of the security holders of notes. We will use post-effective amendments to identify missing security holders before those security holders make any offers or resales of the subject securities, and we will use prospectus supplements if we are only making changes to the selling security holder table. In addition, upon the Company being notified by a selling security holder that a donee, pledgee, transferee or other successor-in-interest intend to sell more than 500 shares, a supplement to this prospectus will be filed.
(2)	The amounts set forth in these columns currently exceed $150,000,000 because the selling security holders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their notes since the date on which the information in the above table was provided to us. Information about the selling security holders may change over time. We prepared this table based on the information supplied to us by the selling security holders named in the table and we have not sought to verify such information.
(3)	Each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company (“SAC Capital Advisors”), and S.A.C. Capital Management, LLC, a Delaware limited liability company (“SAC Capital Management”), shares investment and voting power with respect to these securities. Steven A. Cohen is the President and CEO of SAC Capital Advisors, the Managing Member of which is a corporation wholly owned by Mr. Cohen. Mr. Cohen is also the owner, directly and through a wholly owned subsidiary, of all the membership interests of SAC Capital Management. Mr. Cohen disclaims beneficial ownership of the securities held by S.A.C. Capital Associates, LLC.
(4)	JT Hansen and John Null have voting or investment control over these securities.
(5)	GEM Capital Management, Inc. a registered investment adviser, has investment discretion with respect to these securities.
(6)	Ed Cassens, Managing Director, and Yantang C. Yan, Vice President, have voting or investment control over these securities.

If, after the date of this prospectus, a security holder notifies us pursuant to the registration rights agreement of its intention to dispose of the notes pursuant to the registration statement, we will file a post-effective amendment if we are making additions to the selling security holder table, and will file a prospectus supplement if we are making changes to the selling security holder table.

PLAN OF DISTRIBUTION

We are registering the notes and the shares of common stock issuable upon conversion of the notes to permit public secondary trading of these securities by the holders from time to time after the date of this prospectus. We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by the selling security holders will be borne by the selling security holders.

We will not receive any proceeds from the sale of notes or shares of common stock issuable upon conversion of the notes by the selling security holders. The notes and shares of common stock issuable upon conversion of the notes may be sold pursuant to this prospectus from time to time directly by any selling security holder or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the securities. If notes or shares of common stock issuable upon conversion of the notes are sold through underwriters or broker-dealers, the selling security holders will be responsible for underwriting discounts or commissions or agents’ commissions.

The notes or shares of common stock issuable upon conversion of the notes may be sold in one or more transactions at:

•	fixed prices,

•	prevailing market prices at the time of sale,

•	varying prices determined at the time of sale, or

•	negotiated prices.

These sales may be effected in transactions by one or more of the following methods:

•	block trades in which the broker or dealer so engaged will attempt to sell the notes or shares of common stock issuable upon conversion of the notes as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of any stock exchange on which the notes or shares of common stock issuable upon conversion of the notes are listed;

•	in privately negotiated transactions;

•	through the distribution of notes or shares of common stock issuable upon conversion of the notes by any selling security holder to its partners, members or security holders;

•	on any national securities exchange or quotation service on which the notes or shares of common stock issuable upon conversion of the notes may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the sale of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on a national securities exchange or quotation service or in the over-the-counter market;

•	through the writing of options; or

•	any combination of the described methods.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the notes or shares of common stock issuable upon conversion of the notes or otherwise, any selling security holder may:

•	enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the notes or shares of common stock issuable upon conversion of the notes in the course of hedging the positions they assume;

•	sell the notes and underlying common stock short and deliver notes or shares of common stock issuable upon conversion of the notes to close out the short positions; or

•	lend or pledge notes or shares of common stock issuable upon conversion of the notes to broker-dealers that in turn may sell the securities.

In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or any of the other available exemptions rather than pursuant to this prospectus.

Our common stock is listed on the New York Stock Exchange and the Pacific Exchange, Inc. under the symbol “ABF”. We have been advised by the initial purchasers of the notes that they intend to make a market in the notes. However, the initial purchasers are not obligated to do so, and market-making activity with respect to the notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to limitations imposed by federal securities laws. There can be no assurance as to the development or liquidity of any market for the notes. We do not intend to apply for listing of the notes on any securities exchange or the Nasdaq Stock Market. Accordingly, we cannot assure that a trading market for the notes will develop or have any liquidity.

The selling security holders and any broker-dealers, agents or underwriters that participate with the selling security holders in the distribution of the notes or the shares of common stock issuable upon conversion of the notes may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any commissions or discounts received by these broker-dealers, agents or underwriters and any profits realized by the selling security holder on the resale of the notes or the shares may be deemed to be underwriting compensation under the Securities Act. If the selling security holders are deemed to be underwriters, the selling security holders may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

To our knowledge, there are currently no plans, arrangements, or understandings between any selling security holders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling security holders. We cannot assure investors that any selling security holder will sell any or all of the notes or shares of common stock issuable upon conversion of the notes described in this prospectus, and any selling security holder may transfer, devise or gift the securities by other means not described in this prospectus.

The selling security holders and any other person participating in such distribution will be subject to the Exchange Act and the rules thereunder. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling security holders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-marking activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-marking activities with respect to the notes and the underlying common stock.

We originally sold the notes to the initial purchasers in March 2002 in a private placement. We agreed to indemnify and hold harmless each other against certain liabilities, including certain liabilities under the Securities Act. The registration rights agreement provides for us and the selling security holders to indemnify and hold harmless each other against certain liabilities, including certain liabilities under the Securities Act.

LEGAL MATTERS

The validity of the notes, the shares of common stock issuable upon conversion of the notes, and the guarantees of the notes by the guarantor subsidiaries has been passed upon for Airborne by Riddell Williams P.S., 1001 Fourth Avenue, Suite 4500, Seattle, Washington. Stephen E. DeForest, a member of the firm, serves as a director and secretary of certain of the guarantor subsidiaries.

EXPERTS

The financial statements and the related financial statement schedule incorporated in this prospectus by reference from Airborne’s Annual Report on Form 10-K filed with the SEC on March 14, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated by reference herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in Airborne’s method of accounting for major engine overhaul costs), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Airborne files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document Airborne files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 to register with the SEC the resale of the notes and shares of our common stock described in this prospectus. This prospectus is part of that registration statement, and provides you with a general description of the notes and shares of common stock being registered, but does not include all the information you can find in the registration statement or the exhibits. You should refer to the registration statement and its exhibits for more information about Airborne, the notes and the shares of common stock being registered.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to information in another document we have filed with the SEC. This information that we incorporate by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

We are incorporating by reference the following documents filed by us with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	Our Current Report on Form 8-K filed with the SEC on February 5, 2003;

•	Our Current Report on Form 8-K filed with the SEC on March 24, 2003; and

•	The description of our common stock contained in the Registration Statement on Form 10 filed by our predecessor, Airborne Express, Inc., which the SEC declared effective on June 23, 1975, as amended.

We are also incorporating by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act before termination of this offering.

We will provide to you, without charge, a copy of any or all documents incorporated by reference into this prospectus (except exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). You may obtain copies by requesting them in writing or by telephone from:

Airborne, Inc.

Attn: General Counsel

3101 Western Avenue

Seattle, Washington 98111

(206) 285-4600

$150,000,000

AIRBORNE, INC.

5.75% Convertible Senior Notes Due April 1, 2007

and

Shares of Common Stock Issuable Upon Conversion of the Notes

PROSPECTUS

March 25, 2003